Exhibit 99.1
EXECUTION VERSION
SHAREHOLDER SUPPORT AND VOTING AGREEMENT
SHAREHOLDER SUPPORT AND VOTING AGREEMENT, dated as of December 20, 2017 (this "Agreement"), by and among Euronav NV, a Belgian corporation ("Parent"), and each of the Persons listed on Schedule 1 hereto (each, a "Shareholder").
RECITALS
WHEREAS, contemporaneously with the execution of this Agreement, Parent, Euronav MI Inc., a Marshall Islands corporation ("Merger Sub"), and Gener8 Maritime, Inc., a Marshall Islands corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which the parties thereto have agreed, subject to the terms and conditions therein, that Merger Sub will merge with and into the Company (the "Merger"), with the Company as surviving corporation to become a wholly-owned subsidiary of Parent and the former shareholders of the Company to receive the right to receive shares of common stock of Parent;
WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of outstanding shares of common stock of the Company, par value $0.01 per share (the "Company Common Stock") set forth opposite such Shareholder's name on Schedule 1 hereto, all of which shares such Shareholder controls the right to vote; and
WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that each Shareholder agrees, and each Shareholder has agreed, to enter into this Agreement and abide by certain covenants and obligations set forth herein, including with respect to the Covered Shares (as hereinafter defined).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound hereby, agree as follows:
ARTICLE 1
 GENERAL
1.1          Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
"Beneficial Ownership" by a Person of any securities includes ownership by any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have a correlative meaning.
"Covered Shares" means, with respect to each Shareholder, (a) the Existing Shares that are Beneficially Owned by such Shareholder and (b) any other shares of Company Common Stock or other Company Securities, in each case that such Shareholder acquires Beneficial Ownership of after the date hereof and holds as of the record date for the Company Shareholders Meeting.
"Existing Shares" means, with respect to each Shareholder, the number of shares of Company Common Stock set forth opposite such Shareholder's name on Schedule 1 hereto.
"Restricted Shares" means, with respect to each Shareholder, (a) the Existing Shares that are Beneficially Owned by such Shareholder, and (b) the Existing Shares that are Beneficially Owned by any other Shareholder that such initial Shareholder acquires Beneficial Ownership of after the date hereof pursuant to a Permitted Transfer under Section 4.1(a).
"Transfer" means, directly or indirectly, to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any Contract (including any profit or loss sharing arrangement) with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.
ARTICLE 2
 VOTING
2.1          Agreement to Vote. Each Shareholder hereby severally agrees that during the term of this Agreement, at the Company Shareholders Meeting and at any other meeting of one or more classes of shareholders of the Company, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of one or more classes of shareholders of the Company, such Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:
(a)          appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum;
(b)          subject to Section 2.1(c), or except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of its Covered Shares: (i) in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions; (ii) against any action or agreement that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement; and (iii) against any action, proposal, transaction or agreement that would impede, interfere with, delay, discourage, frustrate, prevent, nullify, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent's or the Company's conditions under the Merger Agreement, any of the other Transactions or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Charter Documents); provided, that, in the case of each of (i), (ii) and (iii), the Merger Agreement shall not have been amended or modified without such Shareholder's prior written consent (A) to decrease or change the form of the Per Share Merger Consideration or (B) to amend or modify the Merger Agreement in a manner which is materially adverse to such Shareholder; and
(c)          in the event that the Company Board or the Transaction Committee has made an Adverse Recommendation Change that has not been rescinded or otherwise withdrawn, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, an amount of Covered Shares equal to fifty percent (50%) of the number of Covered Shares held by such Shareholder as of the record date for the Company Shareholders Meeting in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions (the parties acknowledging that the remaining Covered Shares may be voted by each Shareholder in any manner they determine).
2.2          No Inconsistent Agreements. Each Shareholder hereby severally and not jointly represents, covenants and agrees that, except for this Agreement, such Shareholder (i) has not entered into, and shall not enter into, any voting agreement, voting trust or similar agreement or understanding, with respect to any of the Covered Shares, (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Covered Shares that is inconsistent with Section 2.1, (iii) has not given, and shall not give, any voting instructions or authorities in any manner inconsistent with clause (a), clause (b) and clause (c) of Section 2.1, with respect to any of the Covered Shares, and (iv) has not taken and shall not take any action that such Shareholder knows would constitute a breach hereof or make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement.
ARTICLE 3
 REPRESENTATIONS AND WARRANTIES
3.1          Representations and Warranties of the Shareholders. Each Shareholder hereby severally and not jointly represents and warrants to Parent as follows:
(a)          Organization; Authorization; Validity of Agreement; Necessary Action. Such Shareholder is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder or any shareholder or equity holder thereof or any other Person are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Equitable Exceptions.
(b)          Ownership. Such Shareholder is the Beneficial Owner of such Shareholder's Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) restrictions on transfer of securities under applicable securities Laws, (iii) any Liens granted in connection with a general pledge of Existing Shares to such Shareholder's prime broker, which do and will not affect such Shareholder's Beneficial Ownership of the Existing Shares. Such Shareholder is also the owner of record of such Shareholder's Existing Shares, other than the Existing Shares that are held by the nominee set forth opposite such Shareholder's name on Schedule 1 hereto, which does and will not affect such Shareholder's Beneficial Ownership of the Existing Shares. As of the date of this Agreement, such Shareholder's Existing Shares constitute all of the shares of Company Common Stock Beneficially Owned or owned of record by such Shareholder. Except to the extent Existing Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, sole voting power (which includes the right to control such vote as contemplated herein), power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Existing Shares at all times through the Closing Date.
(c)          Non-Contravention. The execution, delivery and performance of this Agreement by such Shareholder do not and will not to its knowledge (i) contravene or conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound, (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contract to which such Shareholder is a party or by which it or any of its assets or properties is bound or (iv) result in the creation of any Liens upon any of the assets or properties of such Shareholder, except for any of the foregoing as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated by this Agreement.
(d)          Consents and Approvals. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of or any filing with or notification to, any Governmental Authority or other Person.
(e)          Reliance by Parent. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder's execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Shareholder contained herein.
ARTICLE 4
 OTHER COVENANTS
4.1          Prohibition on Transfers. During the term of this Agreement, each Shareholder hereby agrees (and, to the extent applicable, shall cause its nominees) not to Transfer any of the Restricted Shares, Beneficial Ownership thereof or any other interest therein, except for a transfer of Restricted Shares (which Transfer includes all Beneficial Ownership, voting rights and other interests therein) (a) to other Shareholders that are party to this Agreement or (b) to a Third Party that, if prior to the effectiveness of such Transfer, the transferee executes a joinder hereto agreeing to be bound by all the terms hereof and notice of such Transfer is delivered to Parent in the manner contemplated by Section 5.4 (a Transfer under either of clauses (a) or (b) of this Section 4.1, a "Permitted Transfer").
4.2          Stock Dividends, etc. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or other similar transaction, or if any stock dividend or stock distribution is declared, in each case affecting the Existing Shares, the term "Existing Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify Parent of the number of any new shares of Company Common Stock or other Company Securities with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time. Any such shares or securities shall automatically become subject to the terms of this Agreement as Existing Shares as though owned by the Shareholder as of the date hereof.
4.3          Short Sales. In recognition of the benefit that each Shareholder will receive as a result of Parent entering into the Merger Agreement, each Shareholder hereby agrees with the Company that, during the term of this Agreement, it will not (and any Shareholder that is not an investment fund (including a fund managed by an investment manager) or other institutional investor shall cause its Affiliates and its and their respective Representatives not to), without the prior written consent of the Parent, engage in any transaction constituting a Short Sale relating to shares of Parent Common Stock, any security convertible into or exercisable or exchangeable for Parent Common Stock, or any other Parent Securities whether now owned or hereafter acquired, by the Shareholder or its Affiliates or with respect to which such Shareholder or Affiliate has or hereafter acquires the power of disposition. For purposes of this paragraph, a "Short Sale" means all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act, whether or not against the box, and any forward sale contracts, options, puts, calls, short sales, "put equivalent positions" (as defined in Rule 16a-1(h) under the 1934 Act) and similar arrangements.
4.4          No Solicitation.  Each Shareholder hereby agrees that it shall not (and any Shareholder that is not an investment fund (including a fund managed by an investment manager) or other institutional investor shall cause its Affiliates, including its subsidiaries, and its and their Representatives not to) directly or indirectly, take any action that the Company is otherwise prohibited from taking under Section 6.4 of the Merger Agreement.
4.5          Waiver of Actions. During the term of this Agreement, each Shareholder severally and not jointly agrees not to commence or join in, and agrees to take all actions reasonably necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of the other parties to the Merger Agreement or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement. During the term of this Agreement, each Shareholder severally and not jointly waives, and agrees not to exercise, assert or perfect, any rights of dissent and appraisal under the MIBCA that such Shareholder may have in connection with the execution and performance of the Merger Agreement or the transactions contemplated therein.
4.6          Further Assurance; Confidentially. During the term of this Agreement, from time to time, at Parent's request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Shareholder hereby severally as to itself only, but not jointly with any other Shareholder, authorizes Parent and the Company to publish and disclose in any Parent Disclosure Documents and in any other announcement or disclosure required by applicable Law such Shareholder's identity and ownership of the Covered Shares and the nature of such Shareholder's obligations under this Agreement.
4.7          Registration Rights Waiver. Subject to Closing of the Merger Agreement, each Shareholder that is a party to, or is entitled to the benefits of, the Second Amended and Restated Registration Rights Agreement dated as of May 7, 2015 among the Company and certain shareholders of the Company (the "Registration Rights Agreement") agrees to waive and not to assert any rights such Shareholder may have under the Registration Rights Agreement with respect to any and all Merger Consideration received by such Shareholder as a result of the Merger.
ARTICLE 5
 MISCELLANEOUS
5.1          Termination. This Agreement and all obligations of the parties hereunder shall automatically terminate on the earliest to occur of (i) the conclusion of the Company Shareholders Meeting at which the vote contemplated in Section 2.1 has occurred and the Covered Shares have been voted as specified therein, (ii) the date of any amendment, waiver or modification of the Merger Agreement without the Shareholder's prior written consent that has the effect of (1) decreasing or changing the form of the Per Share Merger Consideration or (2) otherwise amending, waiving or modifying the Merger Agreement in a manner materially adverse to such Shareholder, (iii) the Effective Time, and (iv) the date of termination of the Merger Agreement in accordance with its terms (including after any extension thereof), and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, the provisions of this Section 5.1 and Sections 5.3 through 5.14 shall survive any termination of this Agreement.
5.2          No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders and Parent and Seascape shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.
5.3          Fees and Expenses. All costs and expenses (including, without limitation, all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.
5.4          Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or email transmission) and shall be given,
(a)	if to Parent to:
Euronav NV
De Gerlachekaai 20
2000, Antwerp, Belgium
Attention: Egied Verbeeck, General Counsel
                 An Goris, Secretary General
Facsimile No.: +32 (3) 247-4409
Email: egied.verbeeck@euronav.com

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Keith Billotti
Facsimile No.: (212) 480-8421
Email: billotti@sewkis.com

(b)          if to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto; or
(c)          to such other address, email address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the time zone of the recipient. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

5.5          Interpretation. Unless the express context otherwise requires:
(a)          the terms "hereof", "herein", "hereunder", "hereby" and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)          the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires;
(c)          references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;
(d)          the word "include", "includes" or "including" when used in this Agreement will be deemed to include the words "without limitation", unless otherwise specified;
(e)          references herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 5.5 is intended to authorize any Transfer not otherwise permitted by this Agreement;
(f)          references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(g)          with respect to the determination of any period of time, (i) the word "from" means "from and including" and the words "to" and "until" each means "to but excluding" and (ii) time is of the essence;
(h)          the word "or" shall be disjunctive but not exclusive;
(i)          references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(j)          a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(k)          the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and
(l)          if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
5.6          Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
5.7          Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)          This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger.
(b)          EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
(c)          EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
5.8          Amendment; Waiver. This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by Parent and such Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and such Shareholders.

5.9          Remedies.
(a)          The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
(b)          The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
5.10          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.
5.11          Successors and Assigns; Third Party Beneficiaries. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment without such prior written consent shall be null and void. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.12          Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
5.13          Shareholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Existing Shares or the Restricted Shares or the Covered Shares, as the case may be. Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any officer or director of the Company (or a subsidiary of the Company) solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company), including, without limitation, to the extent applicable, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 6.4 of the Merger Agreement. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
5.14          Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

EURONAV NV

By:	/s/ P.J. Rodgers
Name:	P.J. Rodgers
Title:	Chief Executive Officer

By:	/s/ H. De Stoop
Name:	H. De Stoop
Title:	CFO

[Signature Page to Voting Agreement]

ARF II MARITIME HOLDINGS LLC

By:	/s/ Steven D. Smith
Name:	Steven D. Smith
Title:

ARF II MARITIME EQUITY PARTNERS LP

By:	/s/ Steven D. Smith
Name:	Steven D. Smith
Title:

ARF II MARITIME EQUITY CO-INVESTORS LLC

By:	/s/ Steven D. Smith
Name:	Steven D. Smith
Title:

[Signature Page to Shareholder Support and Voting Agreement — Aurora]

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

BLUEMOUNTAIN DISTRESSED MASTER FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

BLUEMOUNTAIN STRATEGIC CREDIT MASTER FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

[Signature Page to Shareholder Support and Voting Agreement — BlueMountain]

BLUE MOUNTAIN MOUNTENVERS MASTER FUND SCA SICA V-SIF. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

BLUEMOUNTAIN TIMBERLINE LTD. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

BLUEMOUNTAIN KICKING HORSE FUND L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

BLUEMOUNTAIN CREDIT OPPORTUNITIES MASTER FUND I L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

[Signature Page to Shareholder Support and Voting Agreement — BlueMountain]

BLUEMOUNTAIN SUMMIT TRADING L.P. By: BlueMountain Capital Management, LLC, its investment manager

By:	/s/ David M. O'Mara
Name:	David M. O'Mara
Title:	Deputy General Counsel

[Signature Page to Shareholder Support and Voting Agreement — BlueMountain]

TWIN HAVEN SPECIAL OPPORTUNITIES FUND IV, L.P. By: Twin Haven Capital Partners LLC, its investment manager

By:	/s/ Michael Vinci
Name:	Michael Vinci
Title:	COO/CFO

[Signature Page to Shareholder Support and Voting Agreement — Twin Haven]

Schedule 1

SHAREHOLDER INFORMATION

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
Ethan Auerbach 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	0
Sean Bradley 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	41,944
Peter C. Georgiopoulos 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	865,103
Milton H. Gonzales, Jr. 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	41,944
Dan Ilany 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	0
Adam Pierce 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	9,584
Roger Schmitz 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	9,584

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
John P. Tavlarios 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	67,110
Leonard J. Vrondissis 299 Park Avenue, 2nd Floor New York, NY 10171 Phone: 212-763-5600	58,495
ARF II Maritime Equity Co-Investors LLC c/o Aurora Resurgence Management Partners LLC 10877 Wilshire Blvd, Suite 2100 Los Angeles, CA 90024 Attn: General Counsel Email: thart@auroracap.com	2,162,162
ARF II Maritime Equity Partners L.P. c/o Aurora Resurgence Management Partners LLC 10877 Wilshire Blvd, Suite 2100 Los Angeles, CA 90024 Attn: General Counsel Email: thart@auroracap.com	48,378
ARF II Maritime Holdings LLC c/o Aurora Resurgence Management Partners LLC 10877 Wilshire Blvd, Suite 2100 Los Angeles, CA 90024 Attn: General Counsel Email: thart@auroracap.com	4,054,054
Blue Mountain Credit Alternatives Master Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	3,069,447

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
BlueMountain Credit Opportunities Master Fund I L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	1,179,786
BlueMountain Distressed Master Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	58,045
BlueMountain Guadalupe Peak Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	332,991
BlueMountain Kicking Horse Fund L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	405,334
BlueMountain Montenvers Master Fund SCA SICAV-SIF c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	1,589,135
BlueMountain Strategic Credit Master Fund L.P. c/o BlueMountain Capital Management, LLC	178,264

Shareholder Name and Contact Information	Shares of Common Stock	Nominee (if any) and Existing Shares Held Thereby
280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com
BlueMountain Summit Trading L.P. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	101,020
BlueMountain Timberline Ltd. c/o BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, NY 10017 Attn: General Counsel Email: legalnotices@bmcm.com	928,882
OCM Marine Holdings TP, L.P. c/o Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071	11,923,244
Opps Marine Holdings TP, L.P. c/o Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, CA 90071	1,129,290
Twin Haven Special Opportunities Fund IV, L.P. c/o Twin Haven Capital Partners, L.L.C. 33 Riverside Avenue, 3rd Floor Westport, CT 06880	3,000,000	Pershing LLC (2,460,170 shares in certificate form and 539,830 shares in electronic form)